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Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months Ended September 30, 2002
Net Earnings	$2,167
Add (deduct):
Taxes on earnings	703
Minority interest	8

Net Earnings as adjusted	$2,878

Fixed Charges:
Interest on long-term and short-term debt	184
Capitalized interest cost	7
Rental expense representative of an interest factor	44

Total Fixed Charges	235

Total adjusted earnings available for payment of fixed charges	$3,113

Ratio of earnings to fixed charges	13.2

NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12